AMERICAN CONSUMERS, INC.
NET LOSS PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED
	August 28, 2010	August 29, 2009

Net loss for computing loss per common share	$(165,096)	$(16,831)

Weighted average number of common shares outstanding during each period	749,475	767,359

Net loss per common share	$(0.220)	$(0.022)